

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Chryssa C. Halley
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
1100 15th St., NW
Washington, DC 20005

Re: Federal National Mortgage Association
     Form 10-K for Fiscal Year Ended December 31, 2023
     File No. 000-50231

Dear Chryssa C. Halley:

We have conducted a limited review of your annual report and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Restructured Loans, page F-13

1. We note that you elected to suspend TDR accounting for eligible modifications under Section 4013 of the CARES Act during the period beginning on March 1, 2020 and ending on January 1, 2022. We also note the disclosure of your COVID-19 nonaccrual policy on page 117. Please provide us with the following:

    •   An analysis explaining, in detail, your accounting treatment and policies regarding non-accrual loans and interest income recognition for eligible modifications under Section 4013 of the CARES Act. Cite any authoritative accounting literature or guidance considered and applied. In your response, explain how the interest rate was determined for purposes of any interest income recognition for these loans and discuss any differences in how the interest rate was calculated if it varied depending on the type or length of the modification.

- Quantification of the amount of the eligible modifications and the associated interest income recognized, and any interest income deferred, for loans not accounted for as TDRs due to your election under Section 4013 of the CARES Act for each period presented. To the extent there are different types of modifications, or material differences in the terms of the modification, please provide this information separately for each material type of modification.

- An analysis explaining, in detail, your accounting treatment and policies for these loans subsequent to the expiration of the relief provided by Section 4013 of the CARES Act. As part of your response, please consider providing an illustrative example of a loan that went through an eligible modification under Section 4013 of the CARES Act, outlining the typical process for determining the interest rate for recognizing interest income on the loan both during and after the expiration of the relief.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Kirk C Silva